UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2025.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _______ to ______.

    Commission file number 1-2299

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

    Applied Industrial Technologies, Inc.
    Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    Applied Industrial Technologies, Inc.
                One Applied Plaza
                Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s) (enclosed)

    (a)    Financial Statements

        Report of Independent Registered Public Accounting Firm

        Statements of Net Assets Available for Benefits
            As of December 31, 2025 and 2024

        Statement of Changes in Net Assets Available for Benefits
            For the Year Ended December 31, 2025

        Notes to Financial Statements

        Supplemental Schedule

    (b)    Exhibit(s)

        23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

By: Applied Industrial Technologies, Inc., as Plan Administrator

By: /s/ Kurt W. Loring
Kurt W. Loring
Vice President-Chief Human Resources Officer

Date: June 16, 2026

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Financial Statements
As of December 31, 2025 and 2024

Supplemental Schedule
As of December 31, 2025

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants
Applied Industrial Technologies, Inc. Retirement Savings Plan
Cleveland, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2024.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

Date: June 16, 2026

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024

	2025	2024

Assets:
Investments at fair value	$926,877,867	$848,339,428
Participant notes receivable	9,029,950	8,547,871
Cash	1,029	5,430,418
Net assets available for benefits	$935,908,846	$862,317,717

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

2025
Additions to net assets attributed to:
Contributions:
Participants	$35,399,251
Participants' rollovers	11,369,104
Employer	10,151,075
Total contributions	56,919,430

Investment Income:
Interest, Dividends, and Other	15,006,667

Net realized and unrealized gains in fair value of investments	101,262,539

Total investment gain	116,269,206

Interest on participant notes receivable	714,789

Total additions	173,903,425

Deductions from net assets attributed to:
Distributions to participants	(99,989,977)
Administrative expenses	(322,319)
Total deductions	(100,312,296)

Net increase in net assets	73,591,129

Net assets available for benefits:
Beginning of year	862,317,717
End of year	$935,908,846

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

General - The Plan was established for the purpose of encouraging and assisting eligible U.S.-based employees of Applied Industrial Technologies, Inc. and its subsidiaries (the “Company”) to provide long-term, tax-deferred savings for retirement. The Plan is subject to reporting and disclosure requirements, minimum participation and vesting standards, and fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Administration - On January 1, 2025, the record keeper and trustee for the assets of the Plan switched from Principal Trust Company ("Principal") to Charles Schwab Trust Bank ("Schwab"). The Plan is
administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Plan, establishing investment options, authorizing disbursements from the
Plan, and resolving any questions of Plan interpretation.

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings (losses), and (c) administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

Participation and Contributions - All eligible employees may participate in the Plan upon their hire with the Company. Eligible employees may elect to make pre-tax or after-tax contributions to the Plan ranging from 1% to 50% of compensation, subject to limitations under the Internal Revenue Code ("IRC"). Highly compensated employees are restricted to maximum contributions of 15% of compensation. All newly eligible employees are automatically enrolled into the Plan with an initial contribution rate of 4% after 30 days of employment if they have not already made an affirmative election to contribute to the Plan or have not made an election to opt out of contributing.

The Company may make additional discretionary matching contributions limited to 50% of the aggregate participant pre-tax and after-tax contributions up to 6% of the participant's eligible compensation for that period. Employer matching contributions are paid each pay period and the participant must be employed during the period to receive the match. The employer matching contribution was suspended in July 2024 but reinstated during the first quarter of 2025.

The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan.

The Plan provides for rollover contributions (amounts distributed to participants from certain other tax-qualified plans) and transfer contributions (amounts transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Investment of Contributions - The Plan provides that, in accordance with the investment objectives established by the Company, the trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries. Participants elect investment of matching and pre-tax contributions in 1% increments to any of several investment funds or options. The portion of the Plan that is invested in the Applied Industrial Technologies, Inc. Stock Fund is intended to be an Employee Stock Ownership Plan (“ESOP”) under IRC Section 4975 (e)(7) and ERISA Section 407 (d)(6).
Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment choices in increments of 1% of the total amount to be reallocated. All such elections are filed with the trustee of the Plan and become effective daily.
Vesting and Distributions - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in employer contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability (determined by the Company upon the basis of a written certificate of a physician selected by it), or normal retirement as defined in the Plan.

Upon termination of employment, participants may receive lump-sum or installment distributions of their vested account balances as soon as administratively possible. Distributions are made in the form of cash. The Plan permits hardship withdrawals, if the hardship criteria are met, or in-service distributions at age 59 1/2. Hardship withdrawals and in-service distributions can be taken from participant rollovers, salary deferrals, and catch-up contributions.

Forfeitures - Forfeitures of non-vested amounts are used to first reduce future matching employer contributions and second, to pay eligible plan expenses. The Company used approximately $32,000 from the forfeitures to offset contributions and pay plan expenses for the year ended December 31, 2025. The balance in the forfeiture account was approximately $400,000 and $165,000 as of December 31, 2025 and 2024, respectively.

Participant Notes Receivable - Participants may borrow (from their pre-tax contributions, rollover contributions and transferred contributions) a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the aggregate sum of the participant's accounts. Participant notes receivable terms generally range from 1-5 years or up to 10 years if used for the purchase of a primary residence. Participant notes receivable that originated from merged plans are also reflected in participant notes receivable in the Plan's financial statements; these participant notes receivable are to be repaid to the Plan in accordance with their original terms. Participant notes receivable are collateralized by the balance in the participant's accounts and bear interest at market rates prevailing at the time the participant note receivable originated. Principal and interest are paid ratably through bi-weekly payroll deductions. Funds cannot be borrowed from Company contributions.

Plan Termination - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

Tax Status of the Plan - The Plan obtained its latest determination letter dated July 12, 2017, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan Administrator regularly

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

works with ERISA Counsel to ensure the Plan's operations remain in compliance. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan is no longer subject to income tax examinations for the years prior to 2022.

Party-in-interest Transactions - The Plan invests in shares of the Company's common stock. The Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines. For the year ended December 31, 2025, transactions involving the Company's stock included sales of approximately $28,100,000 and purchases of approximately $11,600,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments - Investments are recorded at fair value on the Statements of Net Assets Available for Benefits. Purchases and sales of securities are recorded on a trade-date basis. The Common/Collective trust funds are valued at net asset value per share (or its equivalent) of the funds, which is based on the fair value of the fund's underlying net assets. There were no unfunded commitments or significant redemption restrictions on the Common/Collective trust funds. The investment in the Company's common stock is valued using the year-end closing price listed by the New York Stock Exchange. Mutual funds are stated at values using quoted market prices for each of the funds. See Note 3, “Fair Value Measurements” for additional disclosures relative to the fair value of the investments held in the Plan.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when considered uncollectible.

Benefit Payments - Distributions to participants are recorded by the Plan when payments are made.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan, unless otherwise paid by the Company.

Risks and Uncertainties - In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the financial statements.

3. FAIR VALUE MEASUREMENTS

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The fair value of financial instruments is estimated using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three tiers. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements require judgment and considers factors specific to each asset or liability.

Financial assets and liabilities measured at fair value on a recurring basis are as follows. There are currently no items categorized as Level 2 or 3 within the fair value hierarchy.

	Fair Value Measurements at December 31, 2025, Using
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2025
Assets:
Applied Industrial Technologies, Inc. Stock Fund
Common Stock	$160,889,571	$—	$—	$160,889,571
Mutual Funds	703,815,938	—	—	703,815,938
Total	$864,705,509	$—	$—	$864,705,509

Investments measured at NAV(a):
Common/collective trust funds: Stable value	62,172,358	—	—	62,172,358

Total investments at fair value	$926,877,867	$—	$—	$926,877,867

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	Fair Value Measurements at December 31, 2024, Using
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2024
Assets:
Applied Industrial Technologies, Inc. Stock Fund
Common Stock	$178,077,834	$—	$—	$178,077,834
Mutual Funds	606,142,059	—	—	606,142,059
Total	$784,219,893	$—	$—	$784,219,893

Investments measured at NAV(a):
Common/collective trust funds: Stable value	64,119,535	—	—	64,119,535

Total investments at fair value	$848,339,428	$—	$—	$848,339,428

(a)Plan investments measured at net asset value per share (or its equivalent) as a practical expedient to fair value have not been classified in the fair value hierarchy. These amounts are being presented in the tables above to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

4. SUBSEQUENT EVENTS

The Plan evaluated subsequent events for potential recognition and disclosure through June 16, 2026, the date the Plan's financial statements were issued.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
*	Applied Industrial Technologies, Inc. Stock:
	Applied Industrial Technologies, Inc.	Common Stock	**	$160,889,571

	Common/Collective Trust Funds
	Stable Principal Fund
	Vanguard Fiduciary Trust Mutual Fund		**	62,172,358

	Fixed Income Funds
	Bond Fund
	Baird Aggregate Bond Institutional Fund	Mutual Fund	**	8,939,252
	American Funds Bond Fund of America R6 Fund	Mutual Fund	**	8,923,141
	John Hancock Investment Grade Bond R6 Fund	Mutual Fund	**	8,919,618
	Total Fixed Income Funds			26,782,011

	Mutual Funds - Equity
	Large Value Stock Fund
	Vanguard Value Index Institutional Fund	Mutual Fund	**	8,423,844
	Putnam Large Cap Value R6 Fund	Mutual Fund	**	6,313,802
	JP Morgan US Value R6 Fund	Mutual Fund	**	6,308,056
	Large Core Stock Fund
	Columbia Large Cap Enhanced Core I3 Fund	Mutual Fund	**	13,382,224
	T. Rowe Price U.S. Equity Research Fund	Mutual Fund	**	13,374,177
	Vanguard Growth & Income Admiral Fund	Mutual Fund	**	13,364,537
	Vanguard Institutional Index Institutional Fund	Mutual Fund	**	20,675,682
	Large Growth Stock Fund
	Harbor Capital Appreciation Retirement Fund	Mutual Fund	**	25,531,718
	JP Morgan Growth Advantage R6 Fund	Mutual Fund	**	25,506,720
	Vanguard Growth Index Institutional Fund	Mutual Fund	**	34,025,288
	Mid Cap Value Stock Fund
	John Hancock Disciplined Value Mid Cap R6 Fund	Mutual Fund	**	2,605,949
	Vanguard Mid-Cap Value Index Admiral Fund	Mutual Fund	**	4,360,554
	MFS Mid Cap Value R6 Fund	Mutual Fund	**	1,741,046
	Mid Cap Core Stock Fund
	Vanguard Mid Cap Index Institutional Fund	Mutual Fund	**	3,174,119
	Vanguard Strategic Equity Inv Fund	Mutual Fund	**	1,981,014
	Fidelity Mid Cap Stock K Fund	Mutual Fund	**	790,697
	MFS Blended Research Mid Cap Equity R6 Fund	Mutual Fund	**	1,189,570
	Madison Mid Cap R6 Fund	Mutual Fund	**	817,990

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
	Mid Cap Growth Stock Fund
	T. Rowe Price Instl Mid-Cap Equity Growth Fund	Mutual Fund	**	10,177,423
	Fidelity Mid Cap Growth Index Fund	Mutual Fund	**	11,407,170
	ClearBridge Select IS Fund	Mutual Fund	**	3,810,071
	Small Cap Value Stock Fund
	PIMCO RAE US Small Institutional Fund	Mutual Fund	**	1,582,340
	Vanguard Small-Cap Value Index Admiral Fund	Mutual Fund	**	3,799,705
	Applied Finance Explorer Institutional Fund	Mutual Fund	**	946,372
	Small Cap Core Stock Fund
	Vanguard Small Cap Index Institutional Fund	Mutual Fund	**	1,214,869
	Touchstone Small Company R6 Fund	Mutual Fund	**	910,030
	Thrivent Small Cap Stock S Fund	Mutual Fund	**	907,782
	Small Cap Growth Stock Fund
	Vanguard Russell 2000 Growth Index Instl Fund	Mutual Fund	**	4,016,247
	American Century Small Cap Growth R6 Fund	Mutual Fund	**	4,676,919
	Putnam Small Cap Growth R6 Fund	Mutual Fund	**	4,686,845
	Foreign Stock Fund
	Mercer Non US Core Equity Fund	Mutual Fund	**	9,468,027
	Vanguard Total International Stock Index Institutional Fund	Mutual Fund	**	9,495,640
	MFS International Equity R6 Fund	Mutual Fund	**	6,316,014
	Nuveen Social Choice International Equity R6 Fund	Mutual Fund	**	6,313,665
	Vanguard Treasury Money Market Fund	Mutual Fund	**	2,536
	Vanguard Cash Reserve Money Market Admiral Fund	Mutual Fund	**	269,388
	Vanguard Growth Index Institutional Fund	Mutual Fund	**	36,030,994
	Vanguard Institutional Index Institutional Fund	Mutual Fund	**	30,295,388
	Vanguard Mid Cap Index Institutional Fund	Mutual Fund	**	7,368,965
	Vanguard Small Cap Index Admiral Fund	Mutual Fund	**	6,484,765
	Vanguard Value Index Institutional Fund	Mutual Fund	**	8,544,852
	Vanguard Total International Stock Index Institutional Fund	Mutual Fund	**	8,947,448
	Total Mutual Funds - Equity			361,240,442

	Retirement-Year Based Funds
	Vanguard Target Retirement Income Fund	Mutual Fund	**	6,088,935
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	12,070,927
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	30,463,789
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	65,579,924
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	54,431,173
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	34,910,260
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	33,970,632

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	31,187,605
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	22,469,387
	Vanguard Target Retirement 2060 Fund	Mutual Fund	**	11,567,977
	Vanguard Target Retirement 2065 Fund	Mutual Fund	**	5,764,398
	Vanguard Target Retirement 2070 Fund	Mutual Fund	**	720,882
	Total Retirement-Year Based Funds			309,225,889

	Balanced Funds
	Vanguard Wellesley Income Admiral Fund	Mutual Fund	**	1,963,361
	T. Rowe Price Spectrum Conservative Allocation Fund	Mutual Fund	**	1,312,280
	Hartford Balanced Income R6 Fund	Mutual Fund	**	1,980,374
	Nuveen Lifestyle Conservative R6 Fund	Mutual Fund	**	1,311,581
	Total Balanced Funds			6,567,596

	Total Investments			926,877,867

	Notes Receivable From Participants
*	Participant notes receivable (with interest rates ranging from 4.25% to 10.50% and maturity dates ranging from January 2026 to September 2035)		-	9,029,950

	Total			$935,907,817

*	Represents a party-in-interest
**	Indicates a participant-directed fund. The cost disclosure is not required.